

02005972

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Wa]shington, D.C. 20549

Vf 2-28-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RYAN LABS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 BROADWAY - FLOOR 21
(No. and Street)

NEW YORK (City) NY (State) 10006 (Zip Code)

SEC MAIL REGISTRATION FEB 26 2002 WASH. D.C. 340

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD RYAN (212) 635-2300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHULMAN, WEINGARTEN & CO., LLP
(Name — *if individual, state last, first, middle name*)

270 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2002 THOMSON FINANCIAL 3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, RONALD RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RYAN LABS SECURITIES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA6060593
Qualified In New York County
Commission Expires June 25, 2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHULMAN, WEINGARTEN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, NY 10016
(212) 696-5400
FAX (212) 696-5087

INDEPENDENT AUDITORS' REPORT


SW
&Co

Board of Directors
Ryan Labs Securities, Inc.

We have audited the statement of financial condition of Ryan Labs Securities, Inc., an S Corporation, (a wholly-owned subsidiary of Ryan Labs, Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ryan Labs Securities, Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.

Shulman Weingarten & Co., LLP

February 5, 2002

RYAN LABS SECURITIES, INC.

Financial Statements

For the Year Ended December 31, 2001


S W
& Co

RYAN LABS SECURITIES, INC.
(An S Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 125,503
Accounts Receivable	386
Prepaid Taxes	5,608
Other Assets	20,100
TOTAL ASSETS	$ 151,597
LIABILITY:	
Due to Affiliate	$ 42,228
SHAREHOLDER'S EQUITY	
Common Stock, No Par Value 200 Shares Authorized, Issued and Outstanding	7,500
Retained Earnings	101,869
TOTAL SHAREHOLDER'S EQUITY	109,369
TOTAL LIABILITY & SHAREHOLDER'S EQUITY	$ 151,597

See accompanying notes and accountants' audit report.


SW
&CO

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Ryan Labs Securities, Inc. ("Securities"), a Delaware Corporation, was incorporated on November 26, 1996 and became a registered broker-dealer as of that date. The company is a wholly-owned subsidiary of Ryan Labs, Inc. (the "Parent"), of which it purchased all shares authorized, issued and outstanding of Securities in exchange for its broker-dealer business and $7,500 cash. The officers and directors are the same as those of the Parent.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

The Company invested in warrants to purchase stock at a fixed price at a future date. These warrants are reported at amortized cost.

Related Party Transactions

Ryan Labs, Inc. provides Ryan Labs Securities, Inc. with office space, business equipment, supplies, facilities, personnel and office services as a subsidiary may from time to time require for its business. In consideration, Ryan Labs Securities, Inc. pays Ryan Labs, Inc. a fee of $9,000 per month or such other amount as the parties agree to. As of October 2001, this fee has been reduced to $4,000 per month.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $83,275 and $5,000, respectively. The Company's net capital ratio was 50.7 to 1.

NOTE 3 – CONCENTRATION OF CREDIT RISK

At December 31, 2001, the Company had a concentration of credit risk from cash deposits in excess of federally insured limits in the amount of $25,503.


S W
& Co

NOTE 4 – INCOME TAXES

The Company, with the consent of its shareholders, elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and New York State tax laws. Under those provisions, the Company does not pay corporate taxes on its taxable income. Instead, the shareholders are liable for income taxes on their share of the Company's taxable income. Therefore, no provisions for Federal income taxes were made except for New York State and City minimum taxes.


S W
& C